June 11, 2014

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:            Jackson National Separate Account – I ("Registrant")
File Nos. 333-183048 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 10 under the Securities Act of 1933, and Amendment No. 460 under the Investment Company Act of 1940, to the registration statement (the "Amendment").  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The supplements in the Amendment include the following changes.

1.
Under the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefits ("GMWBs"), the Guaranteed Annual Withdrawal Amount percentage tables ("GAWA% tables") are revised to allow a contract owner to elect from additional GAWA% tables, each with different corresponding charges. Under the single life versions of the GMWBs, there will be five GAWA% tables that may be available; two of which are currently offered. The three new versions have lower GAWA percentages and lower charges than the existing options. Under the joint life versions of the GMWBs, there will be three GAWA% tables that may be available; one of which is currently offered. The two new versions have lower GAWA percentages and lower charges than the existing options.

2.	The charges under LifeGuard Freedom Flex DB are revised. There are now different charges for this death benefit depending on which GAWA% table is elected.

All of the GAWA% tables may not be available at all times. Any changes in the availability of the tables will be reflected in an update to the prospectus.

In addition, you will note that the LifeGuard Freedom Flex DB is currently not available. We intend to again offer this benefit as conditions permit. The LifeGuard Freedom Flex DB charges are being revised in the Amendment in anticipation of offering this benefit again in the future. This will allow us to expeditiously make the death benefit available with the revised charges in response to changing market conditions.

Several other currently registered annuity contracts will contain the above described changes.  Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of the supplement to the Perspective II prospectus and a courtesy copy of the supplement to the combination prospectus (Perspective II and Perspective L Series) contained in this filing.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:            Alberto Zapata
Joan E. Boros